UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. ___)

NOVAGOLD RESOURCES INC.
(Name of Subject Company)

NovaGold Resources Inc.
(Name of Persons Filing Statement)

Common Shares
(Title of Class of Securities)

66987E206
(CUSIP Number of Class of Securities)

Rick Van Nieuwenhuyse
NovaGold Resources Inc.
Suite 2300 200 Granville Street
Vancouver, BC V6C 1S4
Canada
(604) 669-6227
 (Name, address, and telephone numbers of person
authorized to receive notices and communications
on behalf of the persons filing statement)

Copy to:

Bob Wooder	Christopher J. Barry
Blake, Cassels & Graydon LLP	Dorsey & Whitney LLP
595 Burrard Street, Suite 2600	1420 Fifth Avenue
Three Bentall Centre	Suite 3400
Vancouver, BC V7X 1L3	Seattle, WA 98101
Canada	USA
(604) 631-3330	(206) 903-8800

[ x ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Legend

NovaGold will file a directors' circular with Canadian securities regulatory authorities and a recommendation statement with United States Securities and Exchange Commission with the respect to the offer. Investors and shareholders are strongly advised to read the directors' circular and recommendation statement when they become available, as well as any amendments and supplements to those documents, because they will contain important information. Investors and shareholders may obtain a free copy of the directors' circular at www.sedar.com or the recommendation statement from the Securities and Exchange Commission's website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to NovaGold at the address referred to below. YOU SHOULD READ THE TAKE-OVER BID CIRCULAR AND DIRECTORS' CIRCULAR CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

This presentation includes certain “forward -looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and resources, exploration results, production, cost estimates and future plans and objectives of the Company, are forward -looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in the Company's Annual Information Form for the year ended November 30,2005, filed with the Canadian securities regulatory authorities and the Company's annual report on Form 40-F filed with the Securities and Exchange Commission.

NovaGold (AMEX,TSX: NG)

Shares (millions)
Issued & Outstanding	89.1
Fully Diluted	104.2
Average Daily Volume (AMEX + TSX)	~1 Million shares/day

Management/Directors Ownership	10%

Market Capitalization (Fully Diluted)	US$1.8 B (C$2.0 B)
Cash + Securities (June 2006)	US$210 M (C$240 M)*
In-the-Money Warrants/Options	US$105 M (C$120 M)*

2006 US$176 Million Equity Financing led by: Citigroup, RBC and Bear Stearns Funds for Construction of Rock Creek Mine and Galore Feasibility and Permitting to make Construction decision

* Calculated using exchange rate of 1.14 US$ to 1.00 C$.

1

Key Investment Highlights and Strategy

➢	Pipeline of world class, long-lived advanced exploration stage projects in North America

➢	Goal to achieve initial annual gold production in 2007 of 100,000 oz/yr, growing to ~1.0 million(1) oz/yr Mid-tier level by 2011

➢	Management team with proven exploration, development, construction and operating expertise

➢	Strong balance sheet, unhedged and debt-free

(1) Assumes NovaGold 70% ownership of Donlin Creek.

2

Summary Terms of the Unsolicited Offer

Barrick Offer	➢ On July 24, 2006, Barrick Gold announced its intention to launch a US$14.50 per share unsolicited Take-Over Bid for NovaGold
➢ Implies NovaGold equity value of US$1.5 billion and Enterprise Value of US$1.29 billion
Implied Valuation	➢ Enterprise Value / Resources(1) – US$33 / oz of Gold
➢ Implied Premiums(2) – 1-day: 24.3% / 1-month: 13.9%
➢ 35-day Take-Over Bid begins once formal offer has commenced
Structure	• Barrick has not yet filed/mailed its take-over bid circular
➢ Deal will be financed from existing cash and available credit facilities
➢ Receipt of all necessary regulatory clearances
Conditions	➢ Absence of material adverse change
➢ Minimum 75% tender on fully-diluted basis
➢ Special committee has been formed
➢ RBC and Citigroup retained as financial advisors
Company Response	➢ Authorized to enter into discussions with 3rd parties
➢ Numerous expressions of interest in the past and since the Barrick offer
➢Committed to maximizing Shareholder value

(1) Assumes NovaGold 70% ownership of Donlin Creek.
(2) 1-day premium calculation based on July 21st closing price of US$11.67. 1-month premium calculation based on June 23rd closing price of US$12.73.

3

Why Barrick’s Unsolicited Bid for NG Now?

NovaGold’s Management Believes Barrick:

➢	Will not meet its timeline to earn an extra 40% at Donlin Creek

➢	Wants to acquire NovaGold before the company revalues with permits in place and production coming on stream

➢	Needs new large deposits to maintain future production levels

➢	Wants to improve its political risk profile with North American based assets

4

Enterprise Value/Ounce of Total Gold Resource

Source: Minerals Economics Group. NovaGold is not yet in production. Assumes valuation Enterprise Value = Market Cap - Cash + Debt. Updated as of July 21, 2006. NovaGold calculated using US$ 14.50 offer price and fully - diluted shares outstanding. NovaGold valuation attributes no value to any additional metal (Copper, Silver or Zinc) besides Gold. Assumes 70% of Donlin Creek.

5

Precedent Transaction Analysis

(1) Adjusted price is equal to equity price paid plus debt less cash

6

Pipeline of World Class Mining Projects

➢	Donlin Creek, Alaska, USA (70% ownership)
	•	Largest undeveloped Gold deposit in North America*
	•	Joint venture with Barrick Gold (30%) with option for Barrick to earn additional 40% interest
	•	Native American partners – Calista Corporation has the option to acquire 15% interest
➢	Nome Gold Mines, Alaska, USA (Rock Creek, Big Hurrah & Nome Gold) (100% ownership)
	•	Rock Creek will be Company’s first Gold mine to begin operations
	•	Permitting and construction in 2006, initial production 2007
	•	Native American Partners – Bering Straits Native Corporation and Sitnasauk Corporation
➢	Ambler, Alaska, USA (51% ownership)
	•	One of the world’s largest high-grade undeveloped Copper-Zinc-Gold-Silver deposits*
	•	Earning 51% joint venture interest with Rio Tinto
	•	Native American Partner – Nana Regional Corporation
➢	Galore Creek, British Columbia, Canada (100% ownership)
	•	One of the world’s largest undeveloped Copper-Gold deposits*
	•	Buy-in agreement for 100% ownership on principal property
	•	Feasibility Study completed in second half 2006, start construction in 2007
	•	First Nations Partner – Tahltan Central Council

* Source: Minerals Economics Group

7

Project Locations: Alaska / Western Canada

Barrow
Red Dog
Kotzebue
Ambler
Project
Nome
Port
Rock Creek
Nome Gold
True North
Fort Knox
Fairbanks
Dawson
Pogo
Donlin Creek
Aniak
Bethel
Port
Mayo
Anchorage
Whitehorse
Dillingham
Watson Lake
Juneau
Greens Creek
Galore Creek
Eskay Creek
Stewart
Port
Major Mines
(Operating or Under Construction)
NovaGold Properties

8

Donlin Creek: Project Overview

➢	Native Corporation and State of Alaska support for project
➢	One of the Largest undeveloped Gold deposits in the world
	•	Measured & Indicated Gold Resource: 14.8 M ozs / Inferred Resource: 13.6 M ozs
	•	Sulfide mineralization grading ~ 3 g/t with ~ 90% recovery using pressure oxidation
➢	NovaGold (70%) and Barrick (30%) joint venture
➢	To earn an additional 40% interest in the project Barrick must:
	•	Fund or advance all costs to complete Feasibility Study
	•	Bankable Feasibility Study by November 2007
	•	Board of Directors to Approve Construction by November 2007
	•	Construction Budget in place by March 2008
➢	17 year mine life with annual gold production of 1.0 - 1.3 M ozs from open pit mine in first 5 years
➢	Exploration Program Expanded to $57 Million, 80,000 meter Drill Program (May 2006)

9

Ownership of Donlin Creek

➢	NovaGold management believes Barrick will not achieve milestones
	•	Pre-Feasibility Study is required to initiate permitting
	•	re-Feasibility for Donlin is not targeted until the end of March 2007
	•	After permits have been submitted, it will take at least 2 years to approve
	•	We believe permits (including the completion of an Environmental Impact Statement) would be required for a final Bankable Feasibility Study and a valid Board construction decision

➢	Barrick / NovaGold initiated strategic discussions in February 2006
	•	Modification of Donlin Creek agreement to allow Barrick to earn its additional 40% interest under a modified timeline
	•	Potential joint venture on Galore Creek project
	•	No discussion of corporate acquisition occurred at any time

➢	If Barrick’s unsolicited acquisition of NovaGold is successful, it would eliminate any concerns that Barrick may have regarding its ability to meet earn-in milestones at Donlin Creek

10

Donlin Creek, Alaska

11

Donlin Creek, Alaska
Geologic Cross Section

12

Project Locations: Alaska / Western Canada

Barrow
Red Dog
Kotzebue
Ambler Project
Nome Port
Rock Creek
Nome Gold
True North
Fort Knox
Fairbanks
Dawson
Pogo
Donlin Creek
Bethel Port
Aniak
Mayo
Anchorage
Whitehorse
Dillingham
Watson Lake
Juneau
Greens Creek
Galore Creek
Major Mines
(Operating or Under Construction)
NovaGold Properties
Eskay Creek
Stewart Port

13

Nome Gold Mines, Alaska

14

Nome Gold Mines (Rock Creek):
Project Overview

➢	Native Corporation and State of Alaska support for project
➢	Final detailed engineering completed
➢	First of three permits received
➢	Construction to start upon receipt of permits in 2006
➢	Initiate 100,000 oz/yr gold production level in 2007
➢	Project advantages:
• State maintained road access
• Surplus power available
• Open pit: mineralization starts at surface
• Free milling gold
• Project construction being financed from existing cash
➢	Exploration upside (Big Hurrah, Saddle, Nome District) $3.5 million budgeted 2006

15

Nome Gold Mines Equipment
In Port of Nome, Alaska

16

Project Locations: Alaska / Western Canada

Barrow
Red Dog
Kotzebue
Ambler Project
Nome Port
Rock Creek
Nome Gold
True North
Fort Knox
Fairbanks
Dawson
Pogo
Donlin Creek
Aniak
Bethel Port
Mayo
Anchorage
Whitehorse
Dillingham
Watson Lake
Juneau
Greens Creek
Galore Creek
Eskay Creek
Stewart Port
Major Mines
(Operating or Under Construction)
NovaGold Properties

17

Ambler Project Overview

➢	Earning 51% under Option Agreement from Rio Tinto

➢	NovaGold manager of exploration and development through Feasibility

➢	Inferred Resource 36.3 Million Tonnes (Arctic Deposit)

• Updated NI-43-101(1) complaint in progress

	Gold	Silver	Copper	Zinc	Lead
Grade	0.7 g/t	55 g/t	4.0%	5.5%	0.8%
Contained Metal	0.82 M ozs	64.1 M ozs	3.2 B lbs	4.4 B lbs	0.6 B lbs

➢	375 square kilometer land position with excellent prospectivity for new discovery of additional deposits

(1) National Instrument 43-101 - Standard of Disclosure for Mineral Projects, which governs disclosure of scientific or technical information in relation to mineral projects by Canadian public companies, requires disclosure of mineral reserves and resources to fall within specifically defined categories. The historic resource for the Ambler deposit set out above, although believed by management of NovaGold to be relevant and reliable, pre-dates NI 43-101 and is not compliant with NI 43-101 resource categories.

18

Ambler Project, Alaska
VMS District Regional Geology

Smucker
Sunshine
Shungnak
Arctic
Sun
Legend
Surficial material
unconsolidated glacial and fluvial deposits
Beaver Creek Phyllite
phyllite with interbedded metasiltstone and
meta greywacke and minor marble and greenstone
Mauneluk Schist
porphyroblastic pelitic schists with porpyroblastic
greenstone and quartzose marble
Anirak Schist
pelitic schist with prominent quartz segregation
layers and greenstone and calc-schist
Ambler Schist
submarine volcanics comprised of
mafic flows and felsic domes
Felsic Schist
albite, chlorite, muscovite, quartz schist
with laminated quartzite (siliceous exhalites)
Kogoluktuk Schist
coarse textured schists, quartzites, greenstone
and marble
Ambler Project Alaska
Geology
N
NAD27, Zone 4
Scale
10 kilometres

After: Alaska Division of Geological & Geophysical Surveys, Geologic Report 75, 1982

19

Project Locations: Alaska / Western Canada

Barrow
Red Dog
Kotzebue
Ambler Project
Nome Port
Rock Creek
Nome Gold
True North
Fort Knox
Fairbanks
Dawson
Pogo
Donlin Creek
Bethel Port
Aniak
Mayo
Anchorage
Whitehorse
Dillingham
Watson Lake
Greens Creek
Juneau
Galore Creek
Eskay Creek
Stewart Port
Major Mines
(Operating or Under Construction)
NovaGold Properties

20

Galore Creek, British Columbia

21

Galore Creek: Project Overview

➢	One of North America’s Largest Undeveloped Copper-Gold-Silver Deposits
➢	Signed Participation Agreement with Tahltan First Nation
➢	Final Feasibility Study underway, target construction in 2007
➢	Environmental Assessment process scheduled for completion first half 2007
➢	65,000 tpd, 20-year mine life, deposits open to further expansion
➢	High quality concentrate product (30% copper grade)
➢	Low cost “green” power available (Coast Mountain Hydro Acquisition closing August 3rd)
➢	Initial 6 year expected production:
• 300,000 oz gold, 2.25 M oz silver, 370 M lbs copper annually
• Over $200 million in annual after-tax cash flow at $400/oz Gold and $1/lb Copper
• Total cash costs (co-product): $140/oz for gold and $0.57/lb copper
• Total cash costs (with by-product credits): -$300/oz for gold or $0.36/lb copper
➢	Rothschilds engaged as advisor for project financing
➢	Initial 2006 budget of US$35M to complete Feasibility Study, permitting, expansion drilling and option payment on principal property

22

Galore Creek Schematic Cross Section

23

Galore Creek, British Columbia
Mine and Facility Plan

24

Comparative Gold Resource Base

Source: Metals Economics Group. Includes Proven and Probable Reserves if present plus Measured and Indicated Resources along with Inferred Resources. NovaGold does not have any Proven and Probable Reserves. Assumes NovaGold interest in Donlin is 70%.

25

NovaGold Management Team

Rick Van Nieuwenhuyse	Don MacDonald	Peter Harris
President & Chief Executive	SVP & Chief	SVP & Chief Operating Officer
Officer	Financial Officer

Greg Johnson	Doug Brown	Nome Gold Mines	Galore Creek Mine	Galore Creek Mine
VP Corp Communications	VP Business	Operations Team	Operations Team	Construction Team
& Strategic Development	Development &
	Special Projects	Doug Nicholson	Carl Gagnier	Martin Creaney
		VP/General Manager	VP/General Manager	Project Design and
		Alaska Gold	NovaGold Canada	Construction Consultant

Joe Piekenbrock		Ken Pohle	Dean Lindsay	Curtis Williams
VP Exploration		Construction Manager	Senior Projects Engineer	Project Manager

Galore Creek	Alaska Projects	Warren Woods	Alberto Chang	Alex Argus
Exploration Team	Exploration Team	Mine Manager	Chief Mining Engineer	Construction Manager

		Keith Lee	Susan Craig	Paul Cocklin
Scott Petsel	Jerry Zieg	Mill Manager	Environmental Manager	Asst Construction Manager
Exploration Manager	Exploration Manager
Canada	Alaska	Charlotte MacCay		Gary McFatridge
		Environmental Manager		Earthworks Manager
Jim Muntzert	Stan Dodd
Senior Project Manager	Senior Project Geologist	Human Resources Management		Brad Osaduik
Const. Controls Manager
Sacha Iley
		Human Resources Manager		Andrea Zaradic
Alexco/Yukon Projects	John Odden			Engineering Manager
	Senior Project Geologist	Resource & Technology Management		Forrest Kerr Hydroelectric
Mike Stammers
Senior Project Geologist	Don Penner	Kevin Francis	Jack Cote
	Senior Project Geologist	Resource Manager	IT Manager

26

NovaGold’s Depth in Construction
Management

Galore Creek Construction Team

Curtis Williams
Galore Creek Construction
Manager

Galore Construction	Role	Experience Years	Major Projects
C. Williams	Project Manager	30	Zaldivar, Musselwhite, Porgera, Other
C. Creaney	Site Engineering	25	South Deep, Musselwhite, Diavik Diamond, Zaldivar, Other
M. Creaney	Project Consultant	30	Pueblo Viejo, South Deep, Zaldivar, Porgera, Other
A. Argus	Construction Manager	35	Pueblo Viejo, South Deep, Zaldivar, Musselwhite, Porgera, Burdekin Falls Dam, Other
P. Cocklin	Asst.Construction Manager	25	Porgera, Granny Smith, Musselwhite, Zaldivar, Other
J. Morrison	Sen. Area Manager - Tunneling	25	Pogo Gold, Kensington, Greens Creek, Nome Marine Placer, Other
G. McFatridge	Area Manager - Earthworks	30	Dona Lake, Bulyanhula Gold, Musselwhite, Campbell, Other
L. Chevalier	Area Manager - Earthworks	35	Pogo Gold, Pokrovskoye Gold, Coquihalla Construction, Brenda Mines, Other
B. Osaduik	Controls Manager	26	Snap Lake, Pueblo Viejo, Pamour Expansion, Red Dog, Other
I. McNaughton	Contract Management	30	South Deep, Granny Smith, Porgera, Big Bell, Other
G. Leck	Contract Management	35	Porgera, Las Cristinas, Zaldivar, Misima, Other
B. Callaghan	Safety Manager	35	Weyerhauser Grande Prairie Pulp Mill, Dow Chemical Hydrocarbons, Shell Caroline Gas Plant, Syncrude Canada, Other
K. Dawson	Aviation Management	27	Red Mountain, Ministry of Forest, New Zealand Helicopter Logging, Helicopter Audits, Other
Candidate Selected	Environmental/Sustainability	20	Pueblo Viejo, La Coipa, Zaldivar, Cerro Casale, Other
Candidate Selected	Design Manager	20	Pueblo Viejo, Porgera, Lihir, Other

27

NovaGold’s Depth in Operations

Carl Gagnier
VP/General Manager
NovaGold Canada

Galore Operations	Role	Experience Years	Major Projects
D. Lindsay	Senior Projects Engineer	37	Pueblo Viejo, Zaldivar, Gibraltar, Endako, Other
A. Chang	Chief Mine Engineer	22	Yanacocha, Dome, Mt. Milligan, Kemess, Gibraltar, Zaldivar, Other
S. Petsel	Canada Manager of Exploration	18	Red Diamond, Dolores, Kingking, Sunnyside, Other
S. Craig	Environmental Manager	20	Brewery Creek, Castle Mountain, Ministry of Energy
D. Stoopnikoff	Environmental Superintendent	13	Terasen (Gas Pipeline), Premier Gold, Myra Falls, Other
J. Muntzert	Sr. Project Manager	30	Cripple Creek, Donlin Creek, Freeport, Arctic, Other
F. Gish	Sr. Project Geologist	25	Casino Project, MARG, Cash Resources
S. Morris	Project Geologist	29	Campbell, A-J Mining, Big Horn, Miami East, Other
J. Mallory	PA Implementation Manager	29	Zaldivar, La Coipa, Gibraltar
Forrest Kerr Construction		Years
A. Zaradic	Engineering Manager	18	Oyu Tolgoi, Onca Puma Nickel, Ekati, Other
Candidate Selected	Manager Green Power	14	Forrest Kerr, Mclymont Creek, More Creek, Copper Mountain, Other
N. Brazier	Electrical Design	30	South Deep, Zaldivar, Las Cristinas, Porgera

28

Nome Project Team

Doug Nicholson
VP/General Manager
Alaska Gold

Nome Construction	Role	Experience Years	Major Projects
K. Pohle	Construction Manager	31	Nixon Fork, Fort Knox, Copper Range, Round Mountain, Other
W. Woods	Mine Manager	27	Eagle Pitcher Filtration and Minerals, Fort Knox Mine, Round Mountain
K. Lee	Mill Manager	25	Red Dog, Grant, Independence, McGrath Municipal Water Treatment, Other
C. MacCay	Environmental Manager	20	Red Dog, Bema Gold Dredge
T. Martinson	HR Superintendent	7	Norton Sound Hospital
R. Manes	Project Manager/Construction Manager	25	Anatolia Minerals, Power Plant, San Cristobal, Kori Kollo, Other
D. Weber	Project Cost Controls Manager	20	Anatolia Minerals, Power Plant, San Cristobal, Kori Kollo, Other
L. Wallin	Commissioning Manager	30	Leeville Project
I. Alexander	Instrument Field Engineer	12	Anatolia Minerals, Nixon Fork, Greater Natural Buttes Processing
J. Rankin	Area Manager Piping	30	Power Plant, Greater Natural Buttes Processing
R. Foltyn	Area Manager Mechanical	35	Anatolia Minerals, San Cristobal, Kori Kollo, Nixon Fork

Nome Operations	Role	Experience Years	Major Projects
W. Woods	Mine Manager	27	Eagle Pitcher Filtration and Minerals, Fort Knox Mine, Round Mountain
K. Lee	Mill Manager	25	Red Dog, Grant Mine, Independence Mine, McGrath Municipal Water Treatment, Other
J. Odden	Chief Geologist	15	Fort Knox
T. Martinson	HR Superintendent	7	Norton Sound Hospital

29

Track Record of Consistent and Superior
Shareholder Returns

30

Conclusion

➢	NovaGold has consistently delivered value to shareholders (2000-2006 YTD CAGR: ~70%)

➢	The Board and Management are focused on optimizing our world class assets to maximize shareholder value

➢	Construction and operating management teams are in place to reach full producer status

➢	NovaGold currently owns 70% of Donlin Creek

➢	Management believes it is not possible for Barrick to meet the terms necessary for them to earn additional 40% interest in Donlin Creek

➢	Recent exploration and/or development stage acquisitions are valued at approximately $80/ounce of Gold Resource

➢	Mid-tier producer’s average valuation is over $200/ounce of Gold Resource

31

Cautionary Note to United States Investors

This presentation uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.